Exhibit 99.5

NICE Announces 'Don't Compromise on Customer Experience' Webinar Series

From analytics and cloud to robotic automation and workforce optimization, new series offers strategies and best practices to drive best in class service

Hoboken, N.J., October 11, 2018 – NICE (Nasdaq: NICE) today announced a new webinar series aimed at helping organizations create and deliver outstanding customer experiences time after time. Entitled "Don’t Compromise on Customer Experience," the new webinar series will include sessions presented by industry analysts, regional partners and product experts who will share strategies, insights and real-world examples of how to win in an economy where experience is king. To learn more or register for the webinars, please click here

Scheduled to be held in Q4 2018, the series of webinars covers a wide range of topics including analytics, automation, cloud, robotic automation and workforce optimization across regions. Some of the key webinars on the agenda include:

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October 11, 2018: "Real World Examples of Analytics-Driven Quality Programs that Deliver on Key Metrics" by Lauren Maschio, Product Marketing Manager, NICE and Abby Monaco, Sr. Product Marketing Manager, NICE Nexidia.

•	October 23, 2018: "The Evolution of Scheduling the Contact Center" will be presented by Paul Chance, Sr. Marketing Manager, NICE.

•	October 25, 2018: Antonia Loizides, Solution Engineer, Salesforce.com, will discuss "Winning in Today’s Competitive Experience Economy with Exceptional Customer Experiences.”

•	November 1, 2018: Ian Jacobs, Principal Analyst, Forrester, will share how to "Kickstart Your Analytics Program for Short Term Gains and Long-Term Success."

•	November 8: Paul Stockford, Chief Analyst, Saddletree Research will talk about "Employee Engagement: Industry Trends and Best Practices."

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November 15, 2018: Andy Traba, Director of Product Management and Product Marketing, NICE, and Brian Study, Director of Customer Success, NICE, will offer insights on "The Connection You’ve Been Missing: How Premier Brands are Winning in the Experience Economy with Predictive Behavioral Routing."

•	December 12, 2018: Sheila McGee-Smith, President and Principal Analyst, McGee-Smith Analytics will advise "How Are Omnichannel and Artificial Intelligence Changing Quality Management?"

Eran Liron, Executive Vice President, Marketing and Corporate Development, NICE, said, "The importance of customer experiences in today's economy is clearly visible and its impact is being felt by businesses worldwide. We believe it is our mission to help our customers ensure unparalleled experiences without compromises while contributing positively to their bottom line, and NICE makes this possible via product and strategy innovation. We're pleased to present this new webinar series encapsulating insights and practical examples from experts on how to weave the delivery of uncompromised quality into the fabric of our customers' businesses."

NICE recently launched a campaign demonstrating the importance of not compromising on customer experience. The campaign bears the same name as the webinar series and features Gordon Ramsay, renowned chef, restauranteur and TV personality who is known for outstanding quality of service and delivery. To learn more, please click here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.